[LOGO OMITTED]  Koor Industries Ltd.


KOOR INDUSTRIES LTD. RECEIVES BOARD COMMITTEE APPROVAL OF AGREEMENTS SIGNED TO ACQUIRE 10% OF ELBIT SYSTEMS AND TO SELL 32% HOLDING IN TADIRAN COMMUNICATIONS

ROSH HA'AYIN, Israel - January 6, 2005 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor"), a leading Israeli investment holding company, announced today that, further to its announcement of December 27, 2004, regarding the agreements signed with Elbit Systems Ltd. (NASDAQ: ESLT) ("Elbit") and with Federmann Enterprises ("Federmann") for the sale of 32% holding in Tadiran Communications (TASE: TDCM) and the acquisition of 9.8% of Elbit, the Board Committee of Koor nominated by the Board to approve the agreements, yesterday discussed and approved the agreements.

Based upon this approval and a similar approval provided today by the Audit Committee and Board of Directors of Elbit Systems, the parties are proceeding in obtaining the remaining required approvals for the transaction.

About Koor Industries
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL), Telrad Networks and ECTel (NASDAQ: ECTX); in agrochemicals through Makhteshim Agan Industries (TASE: MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR). For additional information on Koor please access our website www.koor.com.

About Elbit Systems
Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of defense-related programs throughout the world, in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence, surveillance and reconnaissance ("C4ISR"), advanced electro-optic and space technologies. The company focuses on the upgrading of existing military platforms and developing new technologies for defense and homeland security applications

About Tadiran Communications
Tadiran Communications develops, manufactures and markets combat-proven military communications solutions. Tadiran's secure and immune military communications systems and equipment serve the armed forces of over 50 countries worldwide. In 2003, Tadiran's annual sales totaled $272 million - 83.4% of which was derived from exports.

About Elisra Defense Group
The Elisra Group comprises Elisra Electronic Systems Ltd., Tadiran Electronic Systems Ltd. and Tadiran Spectralink Ltd. The Group designs, develops, manufactures, integrates and supports advanced system solutions for air, sea and land deployment in over 25 countries.

For further information, please contact:
Yuval Yanai - Senior Vice President and CFO, Koor Industries Ltd.
Tel. +9723 9008 310
or Fiona Darmon - Director of Corporate Communications, Koor Industries Tel. +9723 9008 417


Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.